                                                     Filed by Lennar Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934



                                             Subject Company: Lennar Corporation
                                                   Commission File No: 001-11749





   On March 16, 2000, Lennar Corporation issued the following press release:



               LENNAR ANNOUNCES $1.8 BILLION FINANCING COMMITMENT
               --------------------------------------------------

     MIAMI, March 16, 2000-Lennar Corporation (NYSE:LEN), one of the nation's leading homebuilders, today announced that it has executed a commitment from Bank One Capital Markets and Deutsche Banc Alex, Brown to provide a total of $1.8 billion of financing in conection with Lennar's recently announced agreement to acquire U.S. Home Corporation.


     The financing includes a $1 billion revolving credit facility, a $300 million institutional Term Loan B and a $500 million bridge capital markets loan commitment. This committed financing wil be used to refinance existing U.S. Home and Lennar debt and for ongoing general corporate purposes.


     Bruce Gross, Lennar's Chief Financial Officer, said, "We are very pleased by the confidence shown by Bank One, our lead commercial bank, and Deutsche Banc Alex, Brown, out lead investment bank, in providing this financing committment. This strategic partnership facilitated the completion of the largest inderwritten financing in the homebuilding industry."


     Patt Schiewitz, Senior Vice President of Bank One, said, "Bank One is excited to serve as lead arranger with Deutsche Banc Alex, Brown for this extraordinary transaction which is a true industry landmark. We are confident that Lennar's proven credibility and consistent performance, demonstrated throughout our twenty-five year relationship, will make this trend-setting transaction appealing to the capital markets. As current agent for the Lennar and U.S. Home revolving credit facilities it's fair to say that the bank groups of both companies are very excited about this blockbuster consolidation."
                                     (more)

 2-2-2

     Richard Thaler, Managing Director of Deutsche Banc Alex. Brown, said "We are delighted to have the opportunity to act as lead arranger with Bank One Capital Markets on this historic financing. It represents yet another milestone in the longstanding relationship between Lennar and Deutsche Banc Alex. Brown."


------------------------------------------------------------------------------

     Detailed information about Lennar's acquisition of U.S. Home will be contained in a Registration Statement filed with the Securities and Exchange Commission and in a Joint Proxy Statement/Prospectus which will be included in that Registration Statement. Other materials relating to that transaction will be filed with the Securities and Exchange Commission. Investors are urged to read the relevant documents filed with the Securities and Exchange Commission, because they will contain important information.

     Materials filed with the Securities and Exchange Commission will be available electronically, without charge, at an Internet site maintained by the Securities and Exchange Commission. The address of that site is http://www.sec.gov. In addition, Lennar and U.S. Home will be sending the Joint Proxy Statement/Prospectus to their stockholders and will make copies available to others, without charge, upon request.

     Certain statements contained in this press release may be "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those which are anticipated. Such factors include, but are not limited to, changes in general economic conditions, the market for homes generally and in areas where the Company has developments, the availability and cost of land suitable for residential development, materials prices, labor costs, interest rates, consumer confidence, competition, environmental factors and government regulations affecting the Company's operations. See the Company's Annual Report on Form 10-K for the year ended November 30, 1999 for a further discussion of these and other risks and uncertainties applicable to the Company's business.

------------------------------------------------------------------------------